

May 26, 2022

Timothy K. Jugmans
Chief Financial Officer
EZCORP, Inc.
2500 Bee Cave Road, Bldg One, Suite 200
Rollingwood, TX 78746

      Re: EZCORP, Inc.
          Form 10-K for Fiscal Year Ended September 30, 2021
          Filed November 17, 2021
          File No. 000-19424

Dear Mr. Jugmans:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Trade & Services